Exhibit 99.3

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Yamana Gold Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Yamana Gold Inc. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the financial statements and the external auditors’ report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Deloitte & Touche LLP have full and free access to the Audit Committee.

/s/ Peter Marrone	/s/ Charles B. Main

Peter Marrone	Charles B. Main
President and	Vice President, Finance and
Chief Executive Officer	Chief Financial Officer

March 26, 2007

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
Yamana Gold Inc.

We have audited the accompanying consolidated balance sheets of Yamana Gold Inc. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations and retained earnings (deficit), and cash flows for the years ended December 31, 2006 and December 31, 2005 and the ten month period ended December 31, 2004. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the financial statements for the year ended December 31, 2006, we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  With respect to the financial statements for the year ended December 31, 2005 and the ten month period ended 2004, we conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Yamana Gold Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years ended December 31, 2006 and December 31, 2005 and the ten month period ended December 31, 2004 in conformity with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 29, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
March 29, 2007

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Yamana Gold Inc.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Controls over Financial Reporting, that Yamana Gold Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  As described in Management’s Report on Internal Controls over Financial Reporting, management excluded from its assessment the internal control over financial reporting at RNC Gold Inc., Desert Sun Mining Corp. and Viceroy Explorations Ltd., which were acquired on February 28, 2006, April 5, 2006 and October 13, 2006, respectively, and whose financial statements respectively constitute 2.4%, 36.6% and 29.5% and 2.6%, 35.4% and 31.5% of net and total assets, 22%, 22.7% and 0% of revenues, and 4.8%, 0% and 3.7% of net income (loss) of the consolidated financial statement amounts as of and for the year ended December 31, 2006.  Accordingly, our audit did not include the internal control over financial reporting at RNC Gold Inc., Desert Sun Mining Corp. and Viceroy Explorations Ltd.  The Company’s management is responsible for maintaining effective control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered it necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated March 29, 2007 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
March 29, 2007

Yamana Gold Inc.
CONSOLIDATED BALANCE SHEETS
As at

(In thousands of US Dollars)

	December 31, 2006	December 31, 2005
Assets
Current
Cash and cash equivalents	$69,680	$151,633
Accounts receivable, advances and deposits	30,280	6,160
Inventory (Note 6)	51,252	6,981
Income taxes recoverable	2,248	1,261
	153,460	166,035
Capital
Property, plant and equipment (Note 7)	134,792	24,992
Assets under construction (Note 8)	224,650	158,717
Mineral properties (Note 9)	1,496,732	61,506
Capital assets held for sale (Note 5a)	—	5,667
	1,856,174	250,882
Other
Investments (Note 10)	28,322	2,259
Loan receivable (Note 11)	—	18,986
Other assets (Note 12)	34,452	20,974
Future income tax assets (Note 21)	53,784	9,310
Goodwill (Note 4)	55,000	—
	171,558	51,529
	$2,181,192	$468,446
Liabilities
Current
Accounts payable	$39,467	$20,606
Accrued liabilities	10,722	2,018
Income taxes payable	3,922	203
Derivative related liabilities (Note 26)	44,423	8,615
Current portion of long-term liabilities (Note 14)	1,927	—
	100,461	31,442
Long-term
Notes payable (Note 13)	—	106,847
Asset retirement obligations (Note 15)	18,720	8,012
Future income tax liabilities (Note 21)	328,372	5,671
Long-term liabilities (Note 14)	17,049	—
Long-term liabilities associated with assets held for sale (Note 5)	—	1,500
	364,141	122,030
	464,602	153,472
Shareholders’ Equity
Capital Stock
Issued and Outstanding
344,595,212 common shares (December 31, 2005—191,341,932 shares) (Note 16a)	1,619,850	310,409
Shares to be issued (Note 16b)	42,492	—
Share purchase warrants (Note 17)	73,004	3,737
Contributed surplus (Note 16c)	61,578	4,676

Deficit	(80,334)	(3,848)
	1,716,590	314,974
	$2,182,192	$468,446

Commitments and contingencies (Notes 25 and 28)

Subsequent events (Note 27)

The accompanying notes are an integral part of the financial statements.

Approved by the Board

/s/ Peter Marrone	/s/ Victor H. Bradley

Peter Marrone, Director	Victor H. Bradley, Director

Yamana Gold Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
For the Periods Ended

(In thousands of US Dollars)

	December 31, 2006	December 31, 2005	December 31 2004
			(10 Months)
Sales	$169,206	$46,038	$32,298
Cost of sales	(100,004)	(30,371)	(17,016)
Depreciation, amortization and depletion	(33,510)	(6,740)	(4,541)
Accretion of asset retirement obligations (Note 15)	(636)	(358)	(364)
Mine operating earnings	35,056	8,569	10,377

Expenses
General and administrative	(24,350)	(10,415)	(6,226)
Foreign exchange gain	343	369	1,848
Loss on impairment of the Fazenda Nova Mine (Note 19)	(3,675)	—	—
Stock-based compensation (Note 18)	(41,099)	(2,298)	(2,191)
Operating (loss) earnings	(33,725)	(3,775)	3,808
Investment and other business income	5,328	4,049	792
Interest and financing expense (Note 20)	(28,846)	(94)	—
Unrealized loss on commodity contracts (Note 26 (a)	(35,773)	(8,615)	—
Loss arising from assets sold (Note 5b)	(2,186)	—	—
(Loss) earnings before income taxes	(95,202)	(8,435)	4,600

Income tax recovery (expense) (Note 21)	25,039	4,324	(1,817)
Net (loss) earnings	(70,163)	(4,111)	2,783

(Deficit) retained earnings, beginning of period	(3,848)	263	(2,520)
Dividends declared	(6,323)	—	—

(Deficit) retained earnings, end of period	$(80,334)	$(3,848)	$263

Basic (loss) earnings per share	$(0.25)	$(0.03)	$0.03

Diluted (loss) earnings per share	$(0.25)	$(0.03)	$0.02

Weighted average number of shares outstanding (in thousands) (Note 16d)	276,617	144,888	100,036

The accompanying notes are an integral part of the financial statements.

Yamana Gold Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Periods Ended

(In thousands of US Dollars)

	2006	2005	2004
			(10 Months)
Operating Activities
Net (loss) earnings for the period	$(70,163)	$(4,111)	$2,783
Asset retirement obligations realized (Note 15)	(358)	(309)	(237)
Non-operating financing fee	5,000	—	—
Items not involving cash
Depreciation, amortization and depletion	33,510	6,740	4,541
Stock-based compensation (Note 18)	41,099	2,298	2,191
Future income taxes (Note 21)	(31,077)	(4,447)	430
Accretion of asset retirement obligations (Note 15)	636	358	364
Unrealized foreign exchange (gains) losses	(343)	(3,252)	(1,792)
Financing charge	19,744	—	—
Unrealized loss on commodity contracts (Note 26)	35,773	8,615	—
Impairment of the Fazenda Nova Mine (Note 19)	3,675	—	—
Other	2,675	553	1,013
Net change in non-cash working capital (Note 23c)	(43,386)	(3,035)	(757)
	(3,215)	3,410	8,536
Financing Activities
Issue of common shares, options and warrants for cash (net of issue costs)	221,209	155,099	71,931
Deferred financing charges	—	(4,630)	(3,049)
Proceeds of notes payable	—	100,000	—
Repayment of notes payable and long—term liabilities	(115,414)	—	—
Dividends	(2,883)	—	—
Financing costs	(5,000)	—	—
	97,912	250,469	68,882
Investing Activities
Expenditures on mineral properties	(64,829)	(23,199)	(11,512)
Acquisition of property, plant and equipment	(27,762)	(5,752)	(3,079)
Expenditures on assets under construction	(126,710)	(132,031)	(11,965)
Corporate acquisitions, net of cash acquired	66,815	—	—
Loan receivable	—	(18,986)	—
Other assets and investments	(26,543)	(12,584)	(531)
	(179,029)	(192,552)	(27,087)
Effect of foreign exchange on non-US dollar denominated cash and cash equivalents	2,379	3,252	2,120
Increase (decrease) in cash and cash equivalents	(81,953)	64,579	52,451
Cash and cash equivalents, beginning of period	151,633	87,054	34,603
Cash and cash equivalents, end of period	$69,680	$151,633	$87,054

Cash and cash equivalents are comprised of the following:
Cash at bank	$40,015	20,576	$11,903
Bank term deposits	29,665	131,057	75,151
	$69,680	$151,633	$87,054

Supplementary cash flow information (Note 23)

The accompanying notes are an integral part of the financial statements.

Yamana Gold Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2006, December 31, 2005 and the Ten Month Period Ended December 31, 2004

(Tabular amounts in thousands or thousands of US Dollars unless otherwise noted)

1.             Basis of presentation/the Company

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. Canadian GAAP differs in certain respects from United States of America generally accepted accounting principles (US GAAP) as described in Note 30.

The Company is engaged in the acquisition, exploration and development and operation of mineral properties in Latin America.  The Company has gold and copper production, exploration properties and land positions in Brazil, Honduras and Argentina. Since August 2003 the Company has focused on creating production efficiencies at the Fazenda Brasileiro Mine, constructing the Fazenda Nova, Sao Francisco and Chapada Mines, discovering high priority exploration targets and acquisition of other high quality properties in Latin America.

The Company’s sales result from operations in Brazil and Honduras. Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain its production levels. Cash flow and profitability of operations are also affected by the gold price and exchange rates which can fluctuate widely and other numerous factors beyond the Company’s control.

2.             Change in year end

In 2004 the Company changed its year end from February 28/29 to December 31.  As such, the 2004 comparative period is for the ten month period ended December 31, 2004.

3.             Significant Accounting Policies

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash on deposit with banks and highly liquid short-term investments. Short-term investments are recorded at the lower of cost and net realizable value.

Inventory

Inventory consisting of metal-in-circuit ore, gold in process and product inventories is valued at the lower of the weighted average cost of production and net realizable value. Net realizable value is calculated as the difference between the estimated future metal price based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form. Inventories of material and supplies expected to be used in production are valued at the lower of cost and net replacement value.

Write-downs of inventory resulting from net realizable and/or net replacement impairments are reported as a component of current period costs.

Metal in circuit is comprised of ore in stock piles and ore on heap leach pads. Ore in stock piles is comprised of ore extracted from the mine and is available for further processing. Costs are added to ore in stock piles at the current mining cost per tonne and removed at the accumulated average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pad as ounces are recovered in process at the plant based on the average cost per recoverable ounce on the heap leach pad.

Although the quantities of recoverable gold placed on the heap leach pads are reconciled by comparing the grades of ore placed on the heap leach pads to the quantities of gold actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  As such, engineering estimates are refined based on actual results over time.  Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.  The ultimate recovery of gold from each heap leach pad will not be known until the leaching process is concluded.

Gold in process represents materials that are currently in the process of being converted to a saleable product.

Investments

Investments in shares in which the Company’s ownership is less than 20% and over which the Company does not exercise significant influence, are accounted for using the cost method.  The Company periodically reviews the carrying value of its investments.  When a decline in the value of an investment is estimated to be other than temporary, the investment is written down accordingly. A write-down in investments is reported as a component of current period costs.

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated.  Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated.  Variable Interest Entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, “Consolidation of Variable Interest Entities” (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.  All intercompany balances and transactions are eliminated upon consolidation.  The Company did not hold any Variable Interest Entities as at December 31, 2006.

Financing costs and deferred financing charges

Financing costs, including interest, are capitalized to assets under construction for projects that are actively being prepared for production.  Deferred financing charges consist of expenses related to debt financing transactions and are amortized over the life of such debt facilities. Amortization of deferred financing charges is capitalized to assets under construction when the debt financing arrangement relates to a project actively being prepared for production. Capitalization is discontinued after commencement of commercial production.

Property, plant and equipment

Property, plant and equipment are initially recorded at cost and amortization is recorded on a straight-line basis over the estimated useful lives of the assets.  Useful lives of property, plant and equipment currently range from three to nineteen years, but do not exceed the related estimated mine life based on proven, probable reserves and the portion of resources that management expects to become reserves in the future.

Expenditures that extend the useful lives of existing facilities or equipment are capitalized and amortized over the remaining useful lives of the assets.  Repairs and maintenance expenditures are expensed as incurred.

Yamana reviews the carrying value of its property, plant and equipment on a regular basis and where the carrying value is estimated to exceed the estimated undiscounted future net cash flows, a provision is made against income in the year that such impairment is determined by management.

Assets under construction

Assets under construction consist of expenditures on the construction of future mines and include preproduction revenues and expenses prior to achieving commercial production.  Commercial production is a convention for determining the point at which time a mine is producing at a sustainable commercial level, after which production costs are no longer capitalized and are reported as operating costs.

Mineral properties and exploration costs

Acquisition costs of mineral properties and direct exploration and development expenditures and pre-stripping costs are capitalized. Costs incurred for general explorations that are not project specific or do not result in the acquisition of mineral properties are charged to operations. Costs relating to properties abandoned are written off when such a decision is made.

Depletion of mining properties and amortization of preproduction and development costs are calculated and recorded on the unit-of-production basis over the proven, probable reserves of the mine and the portion of mineralization expected to be classified as reserves.

The Company reviews the carrying value of each property on an ongoing basis. This review generally is made by reference to the timing of exploration and/or development work, work programs proposed and the exploration results achieved. Any excess of carrying value over the estimated undiscounted future net cash flows is charged to operations in the period in which such impairment is determined by management. Estimated undiscounted future net cash flows are calculated using estimated metal prices, operating costs, capital costs and reclamation and closure costs.

Asset retirement obligation

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and measured at fair value. Fair value is determined based on the net present value of future cash expenditures upon reclamation and closure. Reclamation and closure costs are capitalized as mine development costs and amortized over the life of the mine on a unit-of-production basis.

Income taxes

The Company follows the liability method of accounting for income taxes whereby future income tax assets and liabilities are determined based on the temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded on the financial statements if realization is considered more likely than not.

Revenue recognition

Revenue from the sale of gold or other metals is recognized when title is transferred and the risks and rewards of ownership pass to the purchaser including delivery of the product, there is a fixed or determinable selling price and collectability is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are determinable.

(Loss) earnings per share

The (loss) earnings per share are based on the weighted average number of common shares of the Company that were outstanding each year.  The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive.  For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of outstanding stock options and warrants that are used to purchase common shares at the average market price during the year.

Share issue costs

Costs incurred in connection with the issuance of capital stock are netted against the proceeds received.

Stock-based compensation

The Company has a stock option plan that is described in Note 18.

The Company accounts for all stock-based payments to employees and non-employees using the fair value based method of accounting and recognizes compensation expense over the stock option vesting period. The Company stock option plan includes a stock appreciation feature. If and when the stock options are ultimately exercised, the applicable amount of additional paid-in capital in contributed surplus will be transferred to share capital.

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP and notes thereof requires management to make estimates and assumptions.

Significant estimates used in the preparation of these financial statements include but are not limited to, the recoverability of receivables and investments, the quantities of material on leach pads and in circuit, the proven and probable reserves and the related depreciation and amortization, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the accounting for stock-based compensation, the provision for mining taxes, the anticipated costs of reclamation and closure cost obligations, and the fair value of assets and liabilities acquired in business combinations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Derivatives

The Company may enter into commodity contracts including forward contracts and derivatives to manage exposure to fluctuations in metal prices.  In the case of forwards, these contracts are intended to reduce the risk of declining prices on future sales.  Purchased options are intended to allow the Company to benefit from higher market metal prices. In instances where the call option purchases offset the committed ounces of the corresponding forward, derivative liabilities are presented net of amounts due to/from counterparties.

The Company recognizes the fair value of the financial instruments on the balance sheet and records changes in the fair value in current period earnings.

The Company has entered into non-hedge derivatives that include forward and option contracts intended to manage the risk of declining copper prices.  The Company currently does not hedge any of its gold sales.

The Company, from time to time, may enter into forward contracts to economically hedge against the risk of an increase in the value of the Real versus the US Dollar as the majority of the Company’s operating costs are denominated in Reais and revenues are in US Dollars.

Foreign currency translation

The Company considers its foreign operations to be integrated operations with the functional currency of the US dollar. As such, monetary assets and liabilities of the Company’s operations denominated in a currency other than the US dollar are translated into US dollars at the exchange rate prevailing as at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at the average exchange rates prevailing during the year, with the exception of amortization which is translated at historical exchange rates. Exchange gains and losses on translation are included in earnings.

Business acquisitions

Business acquisitions are accounted for using the purchase method of accounting whereby identifiable assets acquired and liabilities assumed are recorded at their fair market values as at the date of acquisition. Yamana will continue to review information and perform further analysis with respect to each of the acquired assets, including an independent valuation, prior to finalizing the allocation of the purchase price within a twelve month period from the date of the business acquisition. Reporting during this period is based on management’s best estimates and taking into account all available information at the time of reporting thereof.

Goodwill

Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill.  Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.  Goodwill is not amortized.

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable.  To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts.  If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations.  Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

4.             Business Acquisitions

Acquisition of RNC Gold Inc.

On February 28, 2006, the Company completed the acquisition of RNC Gold Inc. (“RNC”) and 100% of the San Andrés Gold Mine in Honduras. The purchase price of this transaction totaled $53 million, comprised of approximately 5.8 million Yamana common shares, $18.9 million in cash (advanced in 2005, as disclosed in Note 11) and other transaction costs.

The value of shares issued to complete the acquisition was determined using the weighted average share price of approximately $5.22 per share for Yamana stock for the period commencing two days prior to the announcement date of the transaction and ending two days after the announcement date.

Yamana has consolidated the results of operations from the San Andrés Gold Mine from the date of acquisition.

The purchase price was calculated as follows:

Common shares issued to acquire 100% of RNC (4,910,283 common shares)	$25,494
Cash consideration to acquire 75% of Minerales de Occidente S.A. (San Andrés Gold Mine)	18,903
Common shares issued to acquire RNC (Honduras) Limited (872,093 common shares)	4,528
Transaction costs	3,409
Fair value of options and warrants issued	664
Purchase price	$52,998

The fair value of the Yamana warrants issued has been valued using a Black-Scholes pricing model at $0.4 million. The fair value of stock options issued has been estimated using a Black-Scholes option pricing model at $0.3 million. These values were determined based on an option pricing model using the following assumptions:

Dividend yield	0%
Expected volatility	40%
Risk-free interest rate	3.81%
Expected life	1-3 years
Forfeitures	Nil

The purchase price was allocated as follows:

Net working capital acquired	$1,504
Property, plant and equipment	13,528
Mineral properties and other assets	50,501
Loan payable	(1,427)
Asset retirement obligation	(2,894)
Future income taxes	(7,389)
Long-term liabilities	(825)
Net identifiable assets	$52,998

This transaction resulted in the Company acquiring the San Andrés Gold Mine and the La Libertad Mine along with a 60% interest in the Cerro Quema development stage property. Certain of these property interests were sold on July 6, 2006 as disclosed in Note 5.

The Company had previously advanced $18.9 million in the form of a purchase loan on December 16, 2005 to RNC Gold Inc. to acquire from Terra Mining Inc. (“Terra”), a private Belize company, 75% of the outstanding shares of Minerales de Occidente S.A.

On February 28, 2006, RNC Gold Inc. exercised its option to acquire all of the outstanding shares of RNC (Honduras) Limited, a Belize corporation, which was the indirect owner of the remaining 25% interest in the San Andrés Gold Mine.

Acquisition of Desert Sun Mining Corp.

On April 5, 2006, the Company completed the acquisition of Desert Sun Mining Corp. (“DSM”) which owned the Jacobina gold mine in the Bahia state of Brazil near the Company’s Fazenda Brasileiro mine. Total consideration was approximately $632 million comprised of approximately 63.9 million common shares, transaction costs and issued options and share purchase warrants. Yamana exchanged all outstanding shares, options and share purchase warrants of DSM for similar securities of Yamana at an exchange ratio of 0.6 of a Yamana common share for 1 DSM common share.

The value of shares issued to complete the transaction was determined using the weighted average share price of approximately $8.39 per share for Yamana stock for the period of two days prior to the announcement date as well as two days following the announcement date.

Yamana has consolidated the results of operations from the Jacobina Mine from the date of acquisition.

The purchase price was calculated as follows:

Common shares issued to acquire 100% of DSM (63,746,381 common shares at approximately $8.39 per share)	$534,852
Shares issued for employee severance (174,068 common shares)	1,361
Transaction costs	3,094
Fair value of options and warrants issued	92,658
Purchase Price	$631,965

The fair value of the Yamana warrants issued has been valued using a Black-Scholes pricing model at $61.9 million. The fair value of stock options issued has been estimated using a Black-Scholes option pricing model at $30.8 million. These values were determined based on an option pricing model using the following assumptions:

Dividend yield	0%
Expected volatility	35%
Risk-free interest rate	3.92%
Expected life	1-3 years
Forfeitures	Nil

The purchase price was allocated as follows:

Net working capital acquired (including cash of $18.1 million)	$26,944
Property, plant and equipment	37,792
Mineral properties and other assets	665,867
Other assets	3,548
Silicosis liability	(17,154)
Other long-term liabilities	(6,954)
Future income taxes	(133,078)
Net identifiable assets	$576,965
Excess of purchase price allocated to goodwill	55,000
$631,965

Acquisition of Viceroy Exploration Ltd.

In mid October the Company acquired approximately 95% of the outstanding common shares of Viceroy Exploration Ltd. (“Viceroy”), an exploration-stage company, through a take-over bid announced in August 2006. The Company offered Viceroy shareholders 0.97 of a Yamana common share for each Viceroy common share. Since the offer was accepted by holders of more than 90% of the Viceroy common shares, the Company commenced and completed the compulsory acquisition of the remaining Viceroy common shares not already owned at the same ratio of 0.97 of a Yamana common share for each Viceroy common share. Yamana exchanged all outstanding shares, options and share purchase warrants of Viceroy for similar securities of

Yamana at an exchange ratio of 0.97 of a Yamana common share for 1 Viceroy common share.  Total consideration paid was approximately $549.1 million comprised of approximately 52.5 million common shares, transaction costs and issued options and share purchase warrants acquired from Viceroy. Yamana has consolidated the results of operations from October 13, 2006.

The purchase price was determined using the weighted average share price of approximately $9.70 per share for Yamana stock for the period of two days prior to the August 16, 2006 announcement date as well as two days following the announcement date.

The purchase price and preliminary allocation of the purchase price of the shares of Viceroy was calculated as follows and is subject to adjustment. A detailed valuation is expected to be completed in 2007. Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amounts assigned to mineral properties and a change to the value attributable to tangible assets.

The purchase price was calculated as follows:

Common shares issued to acquire 100% of Viceroy (52,542,397 common shares at approximately $9.70 per share)	$509,842
Estimated transaction costs	4,075
Fair value of options and warrants issued	35,230
Purchase Price	$549,147

The fair value of the Yamana warrants issued has been valued using a Black-Scholes pricing model at $12.2 million. The fair value of stock options issued has been estimated using a Black-Scholes option pricing model at $23 million. These values were determined based on an option pricing model using the following assumptions:

Dividend yield	0%
Expected volatility	41%
Risk-free interest rate	4.12%
Expected life	1-3 years
Forfeitures	Nil

The purchase price was allocated as follows:

Net working capital	$53,881
Property, plant and equipment	1,666
Unallocated purchase price (i)	661,094
Other assets	2,794
Future income tax liability	(170,288)
Net identifiable assets	$549,147

(i)                The unallocated price has been included in mineral properties for balance sheet presentation, and is subject to detailed valuation.

5.             Assets held for sale

(a)                                  Assets held for sale

There were no assets held for sale as at December 31, 2006.

The following table presents summarized financial information regarding certain Argentinean assets held for sale:

2005
Capital assets
Property, plant and equipment	$350
Mineral properties	5,317
Total assets held for sale	5,667

Liabilities
Future income tax liability	(1,500)
Net assets held for sale	$4,167

(b)                                 Loss arising from assets sold

On July 6, 2006, the Company completed the sale of the La Libertad gold mine in Nicaragua and its interest in the Cerro Quema development-stage property in Panama to Glencairn Gold Corporation (“Glencairn”).  Total consideration for the disposition was 32 million Glencairn common shares. The Company has recognized a loss on the sale of these assets of $2.2 million. Subsequent to the sale, the Company owned 18.4% of the outstanding common shares of Glencairn.

Details of the assets sold on July 6, 2006 are as follows:

	La Libertad	Cerro Quema	Total
Capital assets
Property, plant and equipment	6,551	581	7,132
Mineral properties	11,413	7,776	19,189
	17,964	8,357	26,321
Other assets and liabilities transferred	(1,937)	303	(1,634)
Net assets sold	$16,027	$8,660	$24,687

6.             Inventory

	2006	2005
Metal in circuit and gold in process	$25,403	$4,333
Product inventories	8,581	435
Materials and supplies	17,268	2,213
	$51,252	$6,981

At December 31, 2006 the Company recorded an impairment charge against inventory as disclosed in Note 19.

7.             Property, plant and equipment

	2006
	Cost	Accumulated Amortization	Net Book Value
Land	$2,447	$—	$2,447
Buildings	35,189	6,154	29,035
Machinery and equipment	45,573	9,366	36,207
Vehicles	8,472	2,363	6,109
Furniture and office equipment	64,837	5,332	59,505
Computer equipment and software	1,971	482	1,489
	$158,489	$23,697	$134,792

	2005
	Cost	Accumulated Amortization	Net Book Value
Land	$1,116	$—	$1,116
Buildings	12,141	3,024	9,117
Machinery and equipment	14,286	3,383	10,903
Vehicles	2,632	728	1,904
Furniture and office equipment	1,817	418	1,399
Computer equipment and software	750	197	553
	$32,742	$7,750	$24,992

At December 31, 2006 the Company recorded an impairment charge against property, plant and equipment as disclosed in Note 19.

8.             Assets under construction

	2006	2005
Sao Francisco (i)	$—	$64,996
Chapada (ii)	224,650	93,721
	$224,650	$158,717

(i)             Construction costs, net of preproduction revenues were transferred to property, plant and equipment and mineral properties as of August 1, 2006, upon commencement of commercial production.

(ii)         Net interest capitalized during the year was $4.6 million (December 31, 2005 - $6.7 million). Amortization of deferred financing fees capitalized during the year was $0.6 million (December 31, 2005 - $1.1 million).

9.             Mineral properties

	2006
	Cost	Accumulated Amortization	Net Book Value
Fazenda Brasileiro	$41,115	$9,896	$31,219
Santa Elina Properties	59,118	3,438	55,680
Chapada	34,276	—	34,276
San Andres	42,964	3,809	39,155
Jacobina	678,555	8,891	669,664
Gualcamayo	664,221	—	664,221
Other	2,521	4	2,517
	$1,522,770	$26,038	$1,496,732

	2005
	Cost	Accumulated Amortization	Net Book Value
Fazenda Brasileiro	$30,711	$5,843	$24,868
Santa Elina Properties	26,407	2,116	24,291
Chapada	11,747	—	11,747
Other	600	—	600
	$69,465	$7,959	$61,506

At December 31, 2006 the Company recorded an impairment charge against mineral properties as disclosed in Note 19.

10.          Investments

Investments consist of portfolio investments recorded at cost.  The quoted market value as at December 31, 2006 was approximately $23.8 million (December 31, 2004 - $2.2 million).

Holdings	2006
	% Ownership	Cost	Fair Market Value
Glencairn Gold Corp., common shares and share purchase warrants	14.1%	$25,325	$20,194
Other	—	2,997	3,602
	—	$28,322	$23,796

Holdings	2005
	% Ownership	Cost	Fair Market Value
Glencairn Gold Corp., common shares	2.5%	$2,259	$2,200

11.          Loan Receivable

In connection with the acquisition of RNC Gold Inc. and the purchase of 100% of the San Andrés Gold Mine in Honduras, the Company entered into a credit agreement in 2005 whereby the Company made a senior secured loan to a wholly owned subsidiary of RNC Gold Inc. in the amount of $18.9 million. The loan was used primarily to fund the purchase of 75% of the outstanding capital of Minerales de Occidente S.A., the 100% owner of the San Andrés Gold Mine.  In February 2006, the Company acquired 100% of RNC Gold Inc. (as described in Note 4).

12.          Other assets

	2006	2005
Long term tax credits (i)	$28,906	$8,864
Hidefield consideration (ii)	938	—
Deferred financing charges (iii) (iv)	3,562	10,138
Other	1,046	1,389
Restricted cash	—	583
	$34,452	$20,974

(i)             Long-term tax credits consist of Brazilian and Argentinean sales taxes which are recoverable against other taxes payable and value added tax credits.

(ii)         Amount represents royalty and deferred consideration receivable on sale of the Company’s Argentina assets (Note 5(a)).

(iii)     On May 5, 2006, the Company repaid its $100 million debt facility and expensed the unamortized portion of the deferred financing charges through to December 31, 2005 totaling $9.8 million as disclosed in Note 13.

(iv)       In December 2006 the Company finalized an agreement establishing a revolving line of credit in the amount of $200 million. Deferred financing charges will be amortized over the life of the agreement.

13.          Notes payable

On May 5, 2006, the Company repaid its $100 million debt facility plus accrued interest of $11.4 million relating to the development and construction of the Chapada copper-gold project. Under the terms of the facility, the loan was not payable until maturity although the Company had the option to repay the loan after three years.

Together with accrued interest and early repayment penalties of $15 million, the Company paid $116.4 million in cash and issued 4.9 million share purchase warrants at a strike price of C$19.08, valued at $13.1 million, based on a Black-Scholes option pricing model using 35% volatility in the price of common shares in capital of the Company. These warrants are exercisable for a term of five years.

The unamortized deferred financing costs in respect of these notes and the early repayment fee totaling $24.8 million were expensed in the second quarter of 2006.

14.          Long-term liabilities

	2006	2005

Silicosis liability (i) (Also see Note 28(b))	$17,022	$—
Suppliers credit facilities (ii)	1,327	—
Other (iii)	627	—
	18,976	—
Less: current portion	1,927	—
Long term portion	$17,049	$—

(i)             The silicosis liability consists of amounts provided to settle claims by former employees of Jacobina Mineracao e Commercio Ltda (“JMC”), relating to silicosis. An amount of $17.0 million has been accrued as at December 31, 2006 for all known or anticipated future obligations related to these health related claims as well as outstanding legal claims against JMC relating to silicosis that have not yet been heard by the appropriate Brazilian court.

(ii)         The Company has entered into supplier financing contracts for certain mining equipment acquired for use at the Jacobina Mine and at the Morro do Vento development project. These supplier credit facilities are denominated in US dollars, bear interest at the US dollar swap rate applicable at the time of delivery plus 5.75% to 4.30%, are repayable in quarterly installments, are collateralized by security over the particular asset financed and mature at various dates through December 1, 2007.

(iii)     As a result of privatization of Hemco Concessions, RNC Gold Inc. (an acquired company) had assumed an interest bearing liability to Corporaciones Nationales del Sector Publico (“CORNAP”), a Nicaraguan government body. This remains an obligation of the Company after the sale of the La Libertad Mine as disclosed in Note 5(b).  The liability had been restructured by RNC Gold Inc. in May 2005 and interest associated with the liability was relieved. As of December 31, 2006, the outstanding principal balance was $0.6 million to be repaid in bi-monthly installments of $0.1 million.

15.          Asset Retirement Obligations

The asset retirement obligations relate to reclamation and closure costs relating to the Company’s mine operations and projects under development.  The asset retirement obligations are calculated as the net present value of estimated future cash flows which total $18.7 million and are required to satisfy the obligations discounted using a credit adjusted risk-free rate of 7%. The settlement of the obligations will occur through to 2024.  Reclamation and closure costs of the mines and projects are incurred in Brazilian Reais and Honduran Lempira and are thus subject to translation gains and losses from one reporting period to the next in accordance with the Company’s accounting policy for foreign currency translation of monetary items.

The following is an analysis of the asset retirement obligations:

	2006	2005

Balance, beginning of period	$8,012	$4,972
Accretion incurred in the current period	636	358
Reclamation obligations assumed on acquisitions	4,699	—
Additions to site reclamation during the period	5,013	3,422
Reduction of estimated liabilities	—	(999)
Foreign exchange loss	718	568
Expenditures during the current period	(358)	(309)
Balance, end of period	$18,720	$8,012

16.          Capital stock

(a)           Common shares issued and outstanding:

	2006		2005
	Number of Common shares	Amount	Number of Common shares	Amount
Balance, beginning of period	191,342	$310,409	122,287	$147,407
Exercise of options and share appreciation rights (i)	9,634	55,440	1,282	1,973
Exercise of warrants (ii)	5,906	27,154	11	55
Issued for the acquisition of RNC Gold Inc. (Note 4)	4,910	25,494	—	—
Issued for the acquisition of RNC (Honduras) Limited (Note 4)	872	4,528	—	—
Issued in settlement of amounts payable	139	1,163	—	—
Public offering, net of issue costs of $9.7 million (2005 - $5.6 million)	17,400	170,030	26,000	105,289
Issued for the acquisition of Desert Sun Mining Corp. (Note 4)	63,920	536,214	—	—
Issued for the acquisition of Viceroy Exploration Ltd. (Note 4)	50,172	486,835	—	—
Shares issued as compensation (iii)	300	2,583	—	—
Shares issued pursuant to an early exercise of publicly traded warrants, net of costs	—	—	41,286	55,554
Shares issued pursuant to an exchange of publicly traded warrants	—	—	476	131
Balance, end of period	344,595	$1,619,850	191,342	$310,409

(i)             During the year ended December 31, 2006, the Company issued 9.6 million shares to optionees on the exercise of their share options and appreciation rights for cash proceeds of $22.1 million. Previously recognized stock-based compensation in the amount of $33.3 million on the options exercised was added to share capital with a corresponding decrease to contributed surplus.

(ii)         During the year ended December 31, 2006, the Company issued 5.9 million shares to warrant holders on the exercise of their warrants for cash proceeds of

$24.1 million. An amount of $6.1 million was added to share capital with a corresponding decrease to warrants with respect to these exercises.  As part of the debt repayment agreement new warrants were issued to the debt holder, the value of which ($3.1 million) was netted against the proceeds received for the warrants exercised by the debt holder.

(iii)                          On June 23, 2006, the Board of Directors issued 300,000 common shares to employees of the Company as approved by the shareholders on May 2, 2006

(b)                                 Shares to be issued

At December 31, 2006 there were 4.4 million shares to be issued in connection with the acquisition of Viceroy Exploration Ltd. (Note 4).

(c)           Contributed surplus

	2006	2005
Balance, beginning of period	$4,676	$1,775
Transfer of stock-based compensation on the exercise of stock options and share appreciation rights	(1,761)	(324)
Expiry of share purchase warrants	2	927
Stock-based compensation on stock options granted (Note 18)	38,516	2,298
Value of options issued on the acquisition of RNC Gold Inc. (Note 4)	264	—
Value of options issued on the acquisition of Desert Sun Mining Corp. (Note 4)	30,771	—
Value of options issued on the acquisition of Viceroy Exploration Ltd. (Note 4)	23,006	—
Transfer of value of options on the exercise of options held by former RNC, DSM & Viceroy option holders	(31,519)	—
Transfer of value on the exercise of options included in Shares to be issued	(2,377)	—
Balance, end of period	$61,578	$4,676

(d)                                 Weighted average number of common shares and dilutive common share equivalents

	2006	2005	2004 (10 Months)

Weighted average number of common shares	276,617	144,888	100,036
Weighted average number of dilutive warrants	—	—	22,347
Weighted average number of dilutive stock options	—	—	2,622
Diluted weighted average number of common shares	276,617	144,888	125,005

Share purchase warrants (Note 17) and stock options (Note 18) outstanding as at December 31, 2006 and 2005 are anti-dilutive and have not been taken into account in calculating diluted weighted average number of shares.

17.          Share purchase warrants

A summary of issued share purchase warrants as at the period end and the changes thereof during the period are as follows:

	2006			2005
	Number of Warrants (000’s)	Weighted Average Exercise Price (Cdn$)	Amount	Number of Warrants (000’s)	Weighted Average Exercise Price (Cdn$)	Amount
Outstanding, beginning of period	5,308	$4.43	$3,737	43,434	$1.78	$10,864
Issued	19,893	8.49	87,622	2,500	4.70	1,374
Expired and exercised (i)	(8,311)	5.56	(18,355)	(40,626)	1.51	(8,501)
Outstanding and exercisable, end of period	16,890	$8.66	$73,004	5,308	$4.43	$3,737

(i)                                     Of this amount 1.7 million ($12.2 million) shares were issued subsequent to the year end and are presented as shares to be issued as at December 31, 2006.

	2004 (10 months)
	Number of Warrants (000’s)	Weighted Average Exercise Price (Cdn$)	Amount
Outstanding, beginning of period	41,431	$1.59	$8,722
Issued	2,500	4.05	2,142
Expired and exercised	(497)	5.88	—
Outstanding and exercisable, end of period	43,434	$1.78	10,864

The fair value of the issued warrants has been valued using a Black-Scholes pricing model at $87.6 million.  These values were determined based on an option pricing model with the following assumptions:

	2006	2005	2004 (10 Months)
Dividend yield	0%	0%	0%
Expected volatility	35%-41%	34%	46%
Risk-free interest rate	3.92%-4.33%	3.4%	3%
Expected life	1-5 years	5 years	5 years
Forfeitures	Nil	Nil	Nil

The Company had the following share purchase warrants outstanding as at December 31, 2006:

Exercise Price (Cdn$)	Number of Warrants Outstanding (000’s)	Weighted Average Remaining Contractual Life (Years)

$19.08	4,885	4.35
$10.42	478	3.22
$4.17	11,525	1.89
$2.09	2	0.52
$8.66	16,890	2.64

18.          Stock Options

Yamana’s Share Incentive Plan is designed to advance the interests of the Company by encouraging employees, officers, directors and consultants to have equity participation in the Company through the acquisition of common shares. The Share Incentive Plan is comprised of a share option component and a share bonus component. The aggregate maximum number of common shares that may be reserved for issuance under the Share Incentive Plan is 24.9 million (December 31, 2005 — 9.5 million; December 31, 2004 — 9.5 million). Pursuant to the share bonus component of the Share Incentive Plan, common shares may be issued as a discretionary bonus to employees, officers, directors and consultants of the Company. Options granted under the share option component of the Share Incentive Plan have an exercise price of not less than the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the date on which the options are granted and are exercisable for a period not to exceed ten years.

The Share Incentive Plan also provides for the granting of share appreciation rights to optionees. An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the common shares to which their terminated option relates, to receive that number of common shares, disregarding fractions which, when multiplied by the fair value of the common shares to which their terminated option relates, has a total value equal to the product of the number of such common shares times the difference between the fair value and the option price per share of such common shares, less any amount required to be withheld on account of income taxes.

The Company has expensed the value of the share purchase options granted during the year as compensation expense in the amount of $38.5 million (2005 - $2.3 million; 2004 - $2.2 million) with a corresponding increase in contributed surplus. Yamana has accounted for all stock-based payments granted since March 1, 2002 to employees and non-employees using the fair value based method of accounting. The fair value is estimated at the time of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005	2004 (10 Months)
Dividend yield	0%	0%	0%
Expected volatility	35%/41%	34%	50.5%
Risk-free interest rate	3.97%/4.44%	3.4%	3.5%
Expected life	3 years	3 years	3 years
Forfeitures	Nil	Nil	Nil

A summary of the stock options issued to acquire common shares under the Company’s Share Incentive Plan as at the period end and the changes thereof during the period is as follows:

		2006		2005		2004 (10 Months)
	Number of Options (000’s)	Weighted Average Exercise Price (Cdn$)	Number of Options (000’s)	Weighted Average Exercise Price (Cdn$)	Number of Options (000’s)	Weighted Average Exercise Price (Cdn$)
Outstanding, beginning of period	7,954	$2.67	6,660	$2.04	5,453	$1.73
Issued(i)	18,302	6.82	2,785	3.78	1,250	3.38
Exercised	(9,940)	2.58	(1,485)	1.97	(41)	2.25
Expired and cancelled	(189)	15.61	(6)	2.93	(2)	2.93
Outstanding, end of period	16,127	$7.27	7,954	$2.67	6,660	$2.04
Exercisable, end of period	15,928	$7.23	7,954	$2.67	6,535	$2.03

(i) Stock options issued by the Company during 2006 are as follows: Yamana employee stock option plan, 9.2 million; issued to former option holders of RNC Gold Inc. at time of acquisition, 0.4 million; issued to former option holders of Desert Sun Mining Corp. at time of acquisition, 5.0 million; and issued to former option holders of Viceroy Exploration Ltd. at time of acquisition, 3.7 million.

Stock options outstanding as at December 31, 2006 are as follows:

Exercise Price (Cdn$)	Quantity (000’s)	Outstanding Weighted Average Remaining Contractual Life (Years)
$25.00	1	2.01
$10.00 to 15.00	935	4.34
$5.00 to 9.99	9,831	4.07
$4.00 to 4.99	116	3.74
$3.00 to 3.99	2,778	7.21
$2.00 to 2.99	940	2.25
$1.00 to 1.99	1,526	4.45
	16,127	4.55

Stock options exercisable as at December 31, 2006 are as follows:

Exercise Price (Cdn$)	Quantity (000’s)	Outstanding Weighted Average Remaining Contractual Life (Years)
$25.00	1	2.01
$10.00 to 15.00	848	4.29
$5.00 to 9.99	9,718	4.06
$4.00 to 4.99	117	3.74
$3.00 to 3.99	2,778	7.21
$2.00 to 2.99	940	2.25
$1.00 to 1.99	1,526	4.45
	15,928	4.55

19.          Loss on impairment of the Fazenda Nova Mine

As a result of its review of carrying values compared to undiscounted future net cash flows, the Company has taken an impairment charge of $3.7 million against the Fazenda Nova Mine, one of its mines located in Brazil.  Future cash flows are based on management’s estimate of the operating results of the mine together with their estimate of the resale value of assets at the end of life of the mine.  The life of the mine has been shortened as a consequence of a revised estimate of the proven and probable reserves.

Asset categories impacted are as follows:

Impairment amount
Inventory	$474
Property, plant and equipment	1,207
Mineral properties	1,994
Impairment charge	$3,675

20.          Interest and financing expense

During the year the Company expensed the following:

	2006	2005
Debt repayment expense	$24,750	$—
Interest on derivative options	2,720	—
Other	1,376	94
Total	$28,846	$94

21.          Income taxes

(a)                                  Income tax expense

The following table reconciles income taxes calculated at statutory rates with the income tax expense in these financial statements:

	2006	2005	2004 (10 months)
(Loss) earnings before income taxes	$(95,202)	$(8,435)	$4,600
Canadian statutory tax rate	36.12%	36.12%	36.12%
Expected income tax (recovery) expense	$(34,387)	$(3,047)	$1,662
Impact of lower foreign tax rates	(161)	(883)	(154)
Impact of changes in tax legislation	137	—	—
Permanent differences	16,792	1,935	19
Non-taxable items	(7,929)	(550)	106
Change in valuation allowance	(5,832)	(4,297)	184
Foreign exchange	7,825	2,518	—
Other	(1,484)	—	—
Income tax (recovery) expense	$(25,039)	$(4,324)	$1,817

Represented by:
Current income tax expense	$6,038	$123	$1,387
Future Income tax (recovery) expense	(31,077)	(4,447)	430
Net income tax (recovery) expense	$(25,039)	$(4,324)	$1,817

(b)                                 Future income taxes

The temporary differences that give rise to future income tax assets relating to Canada, United States and Brazil are presented below:

Future Income Tax Assets	2006	2005
Amounts related to tax losses	$30,780	$13,563
Financing costs	10,535	3,979
Asset retirement obligation	403	733
Derivative liability	16,329	—
Mineral properties and property, plant and equipment	3,965	—
Unrealized foreign exchange losses	3,053	—
Other	713	—
Gross future income tax assets	$65,778	$18,275
Less: Valuation allowance	(11,994)	(8,965)
Net future income tax assets	$53,784	$9,310

The temporary differences that give rise to future income tax liabilities relating to Brazil are presented below:

Future Income Tax Liabilities	2006	2005
Mineral properties and property, plant and equipment	$(314,178)	$(2,431)
Unrealized foreign exchange gains on intercompany loans	(12,588)	(2,816)
Business development expenses	(1,448)	—
Other	(158)	(424)
Future income tax liabilities	$(328,372)	$(5,671)

Net future income tax assets (liabilities)	$(274,588)	$3,639

(c)                                  Non-capital losses

The Company has non-capital losses of approximately $40 million available to apply against future taxable income as follows:

		Local Currency	US Dollar Equivalent	Expiry Date
Canada	Cdn	11,826	$10,149	2007 - 2026
United States	US	1,100	$1,100	2013 - 2025
Brazil	R	42,561	$19,935	Unlimited subject to 30% of taxable income for each subsequent year

22.          Revolving line of credit

Effective December 15, 2006, Yamana entered into a US$200 million revolving credit facility with a syndicate of banks. The credit facility, which is secured by a share pledge of certain of Yamana’s operating subsidiaries, matures in 2011 and includes a $100 million reduction in availability in the last year. Amounts drawn under the facility bear an interest rate of LIBOR plus 1.10% to 1.84% per annum depending on the Company’s debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio. Undrawn amounts are subject to a commitment fee of 0.375% to 0.631% per annum dependant on the Company’s debt to EBITDA ratio. As at December 31, 2006, Yamana had not drawn any amounts under the facility.

23.          Supplementary cash flow information

(a)           Supplementary information regarding non-cash financing and investing activities:

	2006	2005	2004 (10 Months)

Transfer of contributed surplus on the exercise of stock options and share appreciation rights	$(33,281)	$(324)	$(28)
Amortization of deferred financing fees	$618	$1,058	$—
Deferred financing charges on the issue of warrants	$—	$1,374	$2,142
Accrued interest capitalized to assets under construction	$4,556	$6,847	$—
Issue of share purchase warrants in settlement of Notes Payable (Note 13)	$13,111	$—	$—
Issue of shares in settlement of amounts payable	$1,163	$—	$—
Issue of shares on the business acquisitions (Note 4)	$1,053,071	$—	$—
Contributed surplus recognized on the issue of stock options on the business acquisitions (Note 4)	$54,041	$—	$—
Share purchase warrants recognized on the issue of warrants on the business acquisitions (Note 4)	$74,511	$—	$—
Common shares received as consideration of assets sold during the year	$20,800	$—	$—
Expired warrants	$2	$927	$—

(b)

Interest paid during the period	$13,270	$1,363	$406
Income taxes paid during the period	$1,804	$464	$2,052

(c)           Net change in non-cash working capital:

	2006	2005	2004 (10 Months)

Net (increase) decrease in
Accounts receivable, advances and deposits	$(24,120)	$(2,916)	$(938)
Inventory	(44,271)	(5,491)	(2,014)
Income taxes recoverable	(987)	(1,261)	—

Net increase in accounts payable and accrued liabilities (net of accounts payable (net of accounts payable relating to assets under construction)	25,992	6,633	2,195
	$(43,386)	$(3,035)	$(757)

Changes in non-cash working capital items are net of working capital items related to assets under construction and working capital items acquired and disposed of during the period.

24.          Segmented information

The Company considers its business to consist of geographical segments primarily in Brazil, Central America, Argentina and its corporate head office in Canada.  The Company’s operating segments are Brazil, Central America and Canada (which is solely comprised of corporate and administrative activities).

Capital assets referred to below consist of land, buildings, equipment, mineral properties, exploration costs and assets under construction and goodwill.

	2006
	Brazil	Central America	Argentina	Canada	Total
Capital Assets	$1,197,582	$45,719	$667,115	$758	$1,911,174
Total Assets	$1,366,585	$57,288	$676,399	$80,920	$2,181,192
Sales	$135,869	$33,337	$—	$—	$169,206
Capital expenditures	$209,341	$5,637	$3,599	$724	$219,301

	2005
	Brazil	Central America	Argentina	Canada	Less: Assets Held for Sale (Note 3)	Total
Capital Assets	$245,015	$—	$5,667	$200	$(5,667)	$245,215
Total Assets	$324,073	$—	$5,667	$144,373	$(5,667)	$468,446
Sales	$46,038	$—	$—	$—	$—	$46,038
Capital expenditures	$160,854	$—	$—	$128	$—	$160,982

	2004
	Brazil	Central America	Argentina	Canada	Less: Assets Sold (Note 3)	Total
Sales	$32,298	$—	$—	$—	$—	$32,298
Capital expenditures	$26,532	$—	$—	$24	$—	$26,556

Reconciliation of Segment Income

2006	Brazil	Central America	Total
Revenue	$135,869	$33,337	$169,206
Cost of sales	(79,929)	(20,075)	(100,004)
Depreciation, amortization and depletion	(28,693)	(4,817)	(33,510)
Accretion of asset retirement obligation	(534)	(102)	(636)
Mine based general and administrative	(3,087)	—	(3,087)
Segment Income	$23,626	$8,343	$31,969
General and administrative			(21,263)
Foreign exchange gain (loss)			343
Loss on impairment of the Fazenda Nova Mine (Note 19)			(3,675)
Stock based compensation (Note 18)			(41,099)
Operating loss			(33,725)
Investment and other business income			5,328
Interest and financing expense			(28,846)
Unrealized loss on commodity contracts			(35,773)
Loss arising from assets held for sale (Note 5)			(2,186)
Loss before income taxes			$(95,202)

Prior to 2006 the Company’s Brazilian operations represented the Company’s sole operating segment.

25.          Contractual commitments

In addition to commitments otherwise reported in these financial statements the Company is contractually committed to the following as at December 31, 2006:

Year	2007	2008	2009	2010	2011 and thereafter	Total
Mine operating and service contracts:
Fazenda Brasileiro	$3,120	$476	$20	$—	$—	$3,616
Fazenda Nova	6,788	2,512	1,736	723	—	11,759
Chapada	13,223	6,836	2,675	—	—	22,734
São Francisco	8,767	948	392	392	1,569	12,068
Jacobina	18,642	3,622	189	—	—	22,453
Gualcamayo	7,122	99	—	—	—	7,221
Other	1,921	521	520	520	157	3,639
	$59,583	$15,014	$5,532	$1,635	$1,726	$83,490

26.          Financial instruments

(a)                                  Fair value of financial instruments

The carrying value of cash and cash equivalents, receivables, advances and deposits, accounts payable and income taxes payable (recoverable) approximate their fair values due to the relatively short-term maturities of these instruments.  There were no material differences between the book value and fair value of long-term liabilities.

Non-hedging derivative instruments are recorded at fair value.  Fair value of derivative instruments are based on quoted market prices for similar instruments and on market closing prices at period end. The Company recorded a mark-to-market loss of $35.8 million (December 31, 2005 - $8.6 million; for the ten month period ended December 31, 2004 - $Nil) on commodity contracts for the year.

The following table summarizes the components of derivative related liabilities:

	2006	2005
Forward Contracts	$(77,360)	$(13,355)
Long-call option contracts	81,920	9,097
Option premium	(48,983)	(4,357)
	$(44,423)	$(8,615)

The following table summarizes derivative gains (losses) and related future income taxes:

	2006	2005	2004 (10 Months)
Forward Contracts	$(64,005)	$(13,355)	$—
Long-call option contracts	72,823	9,097	—
Option premium	(44,591)	(4,357)	—
	$(35,773)	$(8,615)	$—
Future income tax — 36.12%	12,921	3,112	—
	$(22,852)	$(5,503)	$—

(b)                                 Currency risk

The Company’ sales are predominately denominated in US dollars.  The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.  In 2006 the Company acquired a currency hedge put in place by Desert Sun Mining Corp. for sales by Jacobina, its mine in Brazil.  The pre-tax gain was $33,500. The Company had no currency contracts outstanding at December 31, 2006.

(c)                                  Commodity price risk

The profitability of the Company is directly related to the market price of gold.  As of December 31, 2006, the Company had not hedged its exposure to the price of gold. With the construction of the Company’s Chapada copper — gold mine which commenced commercial production in early 2007, the Company will also be exposed to fluctuations in the price of copper.  During the current and prior year, the Company entered into a combination of forward and call option contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. The copper economic hedging program now in place provides a forward price of $1.37 per pound of copper for a total of 50.2 million pounds of copper in 2007 and a forward price of $2.75 per pound of copper for a total of 90 million pounds in 2008.  The program includes long call options at an average strike price of approximately $1.67 per pound of copper on the 2007 hedge and an average strike price of approximately $3.25 per pound of copper on the 2008 hedge thereby permitting the Company to participate in price increases in the event that copper prices exceed the strike price of the options.  The program requires no cash margin, collateral or other security from the Company.

27.          Subsequent Events

Subsequent to year end the Company has entered into forward contracts to economically hedge against the risk of an increase in the value of the Real versus the US dollar as the majority of the Company’s operating costs are denominated in Reais and its revenues are in US dollars.  These contracts fix the rate of exchange for the sale of approximately 280 million Reais at an average exchange rate of 2.316 Real to the US Dollar.  These contracts are based on projected monthly sales beginning in February 2007 through to February 2010.

28.          Contingencies

(a)                                  A sales tax audit was completed by Brazilian state tax authorities which could result in a liability, including penalties or a potential loss of recoverable Brazilian sales tax credits, that have been recorded as receivables, of approximately $1.3 million including penalties that have been recorded as receivables. The Company has not recorded the potential negative impact of the results of the sales tax audit as at December 31, 2006 as it is the Company’s view that the total amount of sales tax credits is recoverable. The Company is currently undergoing an appeal process and while it is not possible to determine the ultimate outcome of such process at this time, the Company believes that the ultimate resolution will not have a material effect on the Company’s financial condition or results of operation.

(b)                                 The Company has a contingent liability to settle health related claims by former employees of Jacobina Mineracao e Commercio Ltda (“JMC”). The Company estimates this contingency to be $17 million which has been accrued as at December 31, 2006.  The Company will continue to monitor the issue in the future. Adjustments, if any, will be recorded if circumstances change or the matter is settled.

29.                               Comparative Figures

Certain of prior year’s figures have been reclassified to conform with the current period’s presentation. The Company has reclassified $2.7 million from future income tax assets to future income tax liabilities as at December 31, 2005 and the Company reclassified $4.4 million of inventory to assets under construction as at December 31, 2005.

30.                               Summary of principal differences between Canadian GAAP and United States generally accepted accounting principles (“US GAAP”)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted by United States of America generally accepted accounting principles (US GAAP) are described and quantified below.

The impact of US GAAP on the consolidated income statements is as follows:

	December 31, 2006	December 31, 2005	December 31, 2004 (10 months)
OPERATIONS
Net earnings (loss)—Canadian GAAP	$(70,163)	$(4,111)	$2,783
Adjustment for depreciation, amortization and depletion(i)	(4,099)	(1,420)	(1,091)
Write-off of deferred mineral property costs(i)	(20,691)	(11,583)	(2,434)
Stock-based compensation expense(iv)	—	—	(630)
Pre-operating costs(ii)	878	(331)	(439)
	(94,075)	(17,445)	(1,811)
Tax effect of reconciling items	6,003	4,534	1,175
Net loss attributable to common shareholders under US GAAP	$(88,072)	$(12,911)	$(636)
Basic and diluted loss per share under US GAAP	(0.32)	(0.09)	(0.01)
Weighted average number of shares outstanding under US GAAP	276,617	144,888	100,036

The impact of US GAAP on the consolidated balance sheets is as follows:

	December 31, 2006	December 31, 2005	December 31, 2004
ASSETS
Total assets under Canadian GAAP	$2,181,192	$468,446	$177,106
Write-off deferred mineral property costs(i)	(40,630)	(19,939)	(8,356)
Adjustment to mineral properties	(7,404)	(4,352)	(2,524)
Adjustment to inventory	(36)	134	57
Adjustment to investments	(4,526)	—	—
Future income tax assets	10,609	4,606	—
Total assets under US GAAP	$2,139,205	$448,895	$166,283

LIABILITIES
Total liabilities under Canadian GAAP	$464,602	$153,472	$16,797
Future income tax liabilities	(2,922)	(2,922)	(2,994)
Total liabilities under US GAAP	$461,680	$150,550	$13,803

Shareholders’ equity under Canadian GAAP	$1,716,590	$314,974	$160,309
Write-off of deferred mineral property costs(i)	(40,630)	(19,939)	(8,356)
Adjustment for depreciation, amortization and depletion(i)	(7,547)	(3,448)	(2,028)
Net unrealized loss on investments	(4,526)	—	—
Write-off of pre-operating costs(ii)	108	(770)	(439)
Future income taxes	13,530	7,528	2,994
Shareholders’ equity under US GAAP	$1,677,525	$298,345	$152,480

Total liabilities and shareholders’ equity under US GAAP	$2,139,205	$448,895	$166,283

The components of Shareholders’ equity under US GAAP would be as follows:

	December 31, 2006	December 31, 2005	December 31, 2004
SHAREHOLDERS’ EQUITY
Shareholders’ equity:
Common shares	$1,619,850	$310,263	$147,261
Shares to be issued	42,492	—	—
Additional paid-in capital	129,215	9,410	13,636
Accumulated other comprehensive loss	(4,632)	—	—
Deficit	(109,400)	(21,328)	(8,417)
Total Shareholders’ equity	$1,677,525	$298,345	$152,480

The impact of US GAAP on the consolidated cash flows is as follows:

	December 31, 2006	December 31, 2005	December 31, 2004
CASH FLOWS
Cash flows from operating activities per Canadian GAAP	$(3,215)	$3,410	$8,536
Write-off of deferred mineral property costs(i)	(19,813)	(11,914)	(2,873)
Cash flows from operating activities per US GAAP	$(23,028)	$(8,504)	$5,663
Cash flows from financing activities per US GAAP	$97,212	$250,469	$68,882
Cash flows from investing activities per Canadian GAAP	$(179,029)	$(192,552)	$(27,087)
Write-off of deferred mineral property costs(i)	19,813	11,914	2,873
Cash flows from investing activities per US GAAP	$(159,216)	$(180,638)	$(24,214)

(i)                                     Mineral properties

Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria. Capitalized costs under Canadian GAAP are amortized on a unit-of-production basis based on proven, probable and possible reserves.

Under US GAAP, acquisition costs and exploration costs must be expensed as incurred unless the resource properties have proven and probable reserves at which time costs incurred to bring the mine into production are capitalized as development costs. Capitalized costs are then amortized on a unit-of-production basis based on proven and probable reserves. An additional depletion and exploration expense is required to be recognized under US GAAP. For the purposes of the consolidated statements of cash flows, these costs are classified as cash used in investing activities under Canadian GAAP and cash used in operations under US GAAP.

(ii)                                  Pre-operating costs

US GAAP requires pre-operating costs to be expensed as incurred. Canadian GAAP allows pre-operating costs to be capitalized until commercial production is established.

(iii)                               Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the periods ended December 31, 2006, December 31, 2005 or December 31, 2004.

The Company’s Income tax (recovery) expense consisted of:

	2006	2005	2004
Current tax expense (recovery)
Canada	$62	$129	$—
Foreign	5,975	(6)	1,387
Future tax expense (recovery)
Canada	(21,996)	(4,078)	(1,456)
Foreign	(9,080)	(369)	1,886
Net tax (recovery) expense	$(25,039)	$4,324	$1,817

Future income taxes have not been provided on the undistributed earnings of foreign subsidiaries, which are considered to be reinvested indefinitely outside Canada.  The determination of the unrecorded future income tax liability is not considered practicable.

(v)                                 Stock options and stock-based compensation

The Company has adopted the fair value method to account for stock-based transactions with employees and non-employees with effect from March 1, 2002 in accordance with the provisions of SFAS No. 148 and Canadian Institute of Chartered Accountants Handbook Section 3870. Under FIN No. 44 the measurement of stock-based compensation recognized in the period ended December 31, 2004 relating to the 808,000 shares issued would be measured at the date of final approval by the shareholders, with the result of increasing stock compensation expense by $630,000 for the 10-month period ended December 31, 2004. Effective January 1, 2006 the Company adopted FAS 123(R). The adoption of this standard had no impact on the Company’s financial position, results of operations or cash flows.

The aggregate intrinsic value represents the total pre-tax intrinsic value (the difference between Yamana’s closing stock price on the last trading day of the 2006 fiscal year end and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all the options holders exercised their options on December 31, 2006.

The aggregate intrinsic value as of December 31, 2006 for the 16.1 million outstanding stock options is $111.3 million and the weighted average remaining contractual term is 4.55 years.

The aggregate intrinsic value as of December 31, 2006 for the 15.9 million exercisable stock options is $110.5 million and the weighted average remaining contractual term is 4.61 years.

The weighted-average grant date fair value of stock options granted for the year ended December 31, 2006 was $38.5 million.

The weighted-average grant date fair value of stock options granted during the year ended December 31, 2005 was $2.3 million.

The aggregate intrinsic value of options (the amount by which the market price of the stock on the date of exercise exceeded the exercise price of the option) exercised during the year ended December 31, 2006 was $78.1 million.

The aggregate intrinsic value of options (the amount by which the market price of the stock on the date of exercise exceeded the exercise price of the option) exercised during the year ended December 31, 2005 was $2.2 million.

A summary of the status of Yamana’s nonvested shares as of December 31, 2006 and changes during the year ended December 31, 2006, is presented below:

	Awards	Weighted Average Grant-Date Fair-Value (C$)
Nonvested as of January 1, 2006	—	$—
Granted	9,422	4.58
Vested	9,223	4.62
Nonvested, December 31, 2006	199	4.58

The number of options granted includes 0.2 million options issued by Viceroy subsequent to the acquisition of control of Yamana.

Cash received from the exercise of stock options for the year ended December 31, 2006 was $22.2 million.

Cash received from the exercise of stock options for the year ended December 31, 2005 was $1.6 million.

The total tax benefit realized for the tax deductions from options exercised for the years ended December 31, 2006 and 2005 was $nil

(vi)          Investments

Under US GAAP, items such as unrealized gains and losses on investments classified as available for sale are required to be shown separately in the determination of comprehensive income. Under US GAAP, investments classified as available for sale are carried at the quoted market values. Under Canadian GAAP gains and losses on marketable equity securities are noted in the footnotes and recognized in the statement of operations only when the investment is sold.

(vi)          Comprehensive Loss

In May 1993, the FASB issued SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”). Under SFAS No. 115, management determines the appropriate classification of investments in debt and equity securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Under SFAS No. 115, equity securities and long-term investments are classified as available-for-sale securities and accordingly, the Company is required to include the net unrealized holding gain on these securities in other comprehensive income. SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. Details would be disclosed as follows:

	December 31, 2006	December 31, 2005	December 31, 2004
COMPREHENSIVE LOSS
Net loss attributable to common shareholders under US GAAP	$(88,072)	$(12,911)	$(636)
Other comprehensive income (loss)
Adjustment for unrealized loss on available for sale Securities	(4,526)	(106)	—
Comprehensive loss under US GAAP	$(92,598)	$(13,017)	$(636)

(vii) Pro forma information on business combination

Under US GAAP, SFAS 141, Business Combinations requires disclosure of certain pro forma information when one or more business combinations are effected. The following table presents the pro forma results of operations for informational purposes, assuming that the Company had acquired Desert Sun Mining Corp., Viceroy Exploration Ltd. and RNC Gold Inc. at the beginning of 2005 and 2006.

	December 31, 2006	December 31, 2005

Revenues	$197,288	$88,371
Net earnings	$(124,376)	$(30,455)
Pro forma basic and diluted earnings per share	$(0.45)	$(0.21)

(viii) Property, plant and equipment

Under US GAAP, APB Opinion No. 12, Disclosure of Depreciable Assets and Depreciation, the Company is required to disclose amortization by asset class as follows:

	Amortization Method	Useful Life

Building	Straight Line	1 to 15 years
Machinery and equipment	Straight Line	1 to 5 years
Vehicles	Straight Line	1 to 5 years
Furniture and office equipment	Straight Line	1 to 10 years
Computer equipment and software	Straight Line	1 to 5 years

Amortization expense related to property, plant and equipment for the year ended December 31, 2006 was $15.9 million (2005 - $3.9 million; 2004 - $2.7 million).

(ix)  Impact of Recent United States Accounting Pronouncements

Recently issued United States and Canadian accounting pronouncements are outlined below.

In November 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1 - The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP FAS 115-1 and FAS 124-1 is applicable to reporting periods beginning after December 15, 2005. The adoption of this FSP had no impact on the Company’s consolidated financial position and results of operations.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). This interpretation clarifies the recognition threshold and measurement of a tax position taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that adoption of FIN 48 will have on its financial condition or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). This statement defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material effect on its financial condition or results of operation.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statement No. 87, 88, 106 and 132R (SFAS 158). This Statement requires an employer to recognize in its statement of financial position an asset of a plan’s over funded status or a liability for a plan’s under funded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions), and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. The Company expects that adoption of SFAS 158 will have no impact on its financial condition or results of operations.

In February 2007 the FASB issued SFAS No.159, the Fair Value Option for Financial Assets and Financial Liabilities — including an amendment to FAS 115. This standard permits a company to choose to measure certain financial assets, financial liabilities and firm commitments at fair value. The standard is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact SFAS No.159 will have on its financial condition and results of operations.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 permits existing public companies to record the cumulative effect of initially applying this approach in the fiscal year ending after November 15, 2006 by recording necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. The adoption of SAB 108 had no impact on the Company’s financial condition and results of operations.

In July 2006, the CICA issued section 1506, Changes in Accounting Policies and Estimates, and Errors to replace the existing Section 1506, Accounting Changes. This section applies to fiscal years beginning on or after January 1, 2007, and is therefore effective for the Company in fiscal 2008.

In January 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments — Recognition and Measurement and Section 3865, Hedges. The new standards increase harmonization with US GAAP and will require the following:

•                  Financial assets will be classified as either held-to-maturity, held-for-trading or available-for-sale. Held-to-maturity classification will be restricted to fixed maturity instruments that the company intends and is able to hold to maturity and will be accounted for at amortized cost. Held-for-trading instruments will be recorded at fair value with realized and unrealized gains and losses reported in net income. The remaining financial assets will be classified as available-for-sale. These will be recorded at fair value with unrealized gains and losses reported in a new category of the Consolidated Statement of Financial Position under shareholders’ equity called other comprehensive income (“OCI”); and

•                  Derivatives will be classified as held-for-trading unless designated as hedging instruments. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value on the Consolidated Statement of Financial Position.

•                  For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives’ fair value will be reported in net income and be substantially offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of the changes in the derivatives’ fair value will be initially recognized in OCI and the ineffective portion will be recorded in net income. The amounts temporarily recorded in OCI will subsequently be reclassified to net income in the periods when net income is affected by the variability in the cash flows of the hedged item.

•                  The above guidance will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption will be permitted only as of the beginning of a fiscal year. The Company is currently reviewing the impact of implementing these new standards.

In November, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, Inventory Costs, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges, and to require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during 2006. Earlier application is permitted. The adoption of this standard did not have an impact on the financial position or statement of operations.

The Securities and Exchange Commission (“SEC”) and the Financial Accounting Standards Board (“FASB”) have issued recent interpretations for U.S. GAAP that suggest warrants with an exercise price that is different from the entity’s functional currency cannot be classified as equity. As a result, these instruments should be treated as derivatives and recorded as liabilities which are carried at their fair value, with changes in the fair value from period to period recorded as a gain or loss in the statement of operations. The Company’s functional currency is the U.S. dollar and it has issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars.

The recent SEC and FASB interpretations relate to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities and Emerging Issue Task Force (“EITF”) “EITF 00-19 Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock. The FASB has initiated a project to determine the accounting treatment for certain equity instruments with elements of foreign currency risk. This project is expected to provide further guidance with respect to U.S. GAAP accounting for such items.

The Company is awaiting the results of the FASB’s project and has therefore not recorded warrants outstanding that have an exercise price in Canadian dollars as derivatives. Accordingly the issued and outstanding warrants continue to be classified in shareholders’ equity at their historical issue price. Upon the issuance of authoritative guidance from the FASB project the Company will assess the impact this may have on the consolidated financial statements and record an adjustment in accordance with the guidance provided in the FASB’s project.